UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

DYNEGY INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

26817G300

(CUSIP number)

Michael R. Anastasio, Jr. c/o Seneca Capital Investments, LP 590 Madison Avenue, 28th Floor New York, New York 10022 212-888-2999

(Name, address and telephone number of person authorized to receive notices and communications)

January 21, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817G300		Page 2 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital International Master Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 7,712,100 shares (See Item 5)
	9.	Sole dispositive power** 0 shares
	10.	Shared dispositive power 7,712,100 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 7,712,100 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.4% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 3 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,514,400 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,514,400 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,514,400 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.9% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 4 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Investments, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 5 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Investments, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 6 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital International GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 7,712,100 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 7,712,100 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 7,712,100 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.4% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 7 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Advisors, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,514,400 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,514,400 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,514,400 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.9% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 8 of 10
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Douglas A. Hirsch
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) IN

CUSIP No. 26817G300	Page 9 of 10

Introduction

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 21, 2010, by Amendment No. 2 thereto filed with the SEC on November 2, 2010, by Amendment No. 3 thereto filed with the SEC on November 8, 2010, by Amendment No. 4 thereto filed with the SEC on November 16, 2010, by Amendment No. 5 thereto filed with the SEC on November 22, 2010, by Amendment No. 6 thereto filed with the SEC on December 20, 2010 and by Amendment No. 7 thereto filed with the SEC on January 4, 2011 (such Schedule 13D, as amended, the “Schedule 13D”) on behalf of (i) Seneca Capital International Master Fund, L.P., a Cayman Islands exempted limited partnership (“International Fund”), (ii) Seneca Capital, L.P., a Delaware limited partnership (“U.S. Fund”), (iii) Seneca Capital Investments, L.P., a Delaware limited partnership (“Seneca LP”), (iv) Seneca Capital Investments, LLC, a Delaware limited liability company (“Seneca LLC”), (v) Seneca Capital International GP, LLC, a Delaware limited liability company (“Seneca International GP”), (vi) Seneca Capital Advisors, LLC, a Delaware limited liability company (“Seneca Advisors”), and (vii) Douglas A. Hirsch (together with each of the foregoing, the “Reporting Persons”), with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (the “Shares”). Capitalized terms used and not otherwise defined in this Amendment No. 8 shall have the meanings previously ascribed thereto in the Schedule 13D.

Amendment No. 8 is filed to amend Item 4 and Item 7 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following information:

On January 21, 2011, the Reporting Persons delivered to the Special Committee of the Board of Directors of Dynegy, consisting of Patricia Hammick, David Biegler, Victor Grijalva, William Trubeck and Howard Sheppard, a letter requesting that limited waivers of Dynegy’s Stockholder Protection Rights Agreement dated as of November 22, 2010 as amended (the “Rights Plan”), be granted to permit the Reporting Persons (i) to work in concert with others for the purpose of acquiring additional Dynegy common stock at a price greater than $5.50 per share, and (ii) to acquire additional non-voting Beneficial Ownership (as such term is defined in the Rights Plan) of Dynegy common stock at a price that is greater than $5.50 per share.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 7.3 Letter, dated January 21, 2011, from the Reporting Persons to the Special Committee of the Board of Directors of Dynegy, requesting a limited waiver of Dynegy’s Stockholder Protection Rights Agreement.

CUSIP No. 26817G300	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2011

SENECA CAPITAL INTERNATIONAL
MASTER FUND, L.P.
By:	Seneca Capital International GP, LLC,
Its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL, L.P.
By:	Seneca Capital Advisors, LLC,
Its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.
By:	Seneca Capital Investments, LLC,
its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INTERNATIONAL GP, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch
Douglas A. Hirsch, individually

Exhibit 7.3

January 21, 2011

The Special Committee of the Board of Directors of Dynegy, Inc.

Patricia Hammick

David Biegler

Victor Grijalva

William Trubeck

Howard Sheppard

c/o Dynegy Inc.

Communications with Directors

Attn: Corporate Secretary

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

To the Special Committee:

Seneca Capital, the second largest shareholder of Dynegy Inc. with a 12% economic interest (including 9.3% voting common stock), is writing to urge you to grant it certain limited waivers of Dynegy’s Stockholder Protection Rights Agreement dated as of November 22, 2010, as amended (the “Rights Plan”).

Seneca Capital believes certain aspects of the Rights Plan, in particular the unusually low ownership trigger (preventing certain agreements between Seneca Capital and others) and limitations on ownership of non-voting instruments, are highly restrictive and conflict with the best interests of all Dynegy shareholders. Given these restrictions (and our expectations for failure of the $5.50 per share tender offer by Icahn Enterprises Holdings LP), Seneca Capital is seeking an immediate waiver to permit it to work in concert with others for the purpose of acquiring additional Dynegy common stock at a price greater than $5.50 per share. Because the Board of Directors has already approved the currently outstanding tender offer at $5.50 per share, Seneca Capital believes the Board should facilitate the development of potential opportunities for Dynegy shareholders to sell stock at a higher price, regardless of whether the buyers are already shareholders.

In addition, Seneca Capital requests a separate waiver to permit it to acquire additional non-voting Beneficial Ownership (as such term is defined in the Rights Plan) of Dynegy common stock at a price that is greater than $5.50 per share subsequent to the failure of the $5.50 per share tender offer.

Seneca Capital has no intention of pursuing a squeeze out of Dynegy stockholders at a price per share of $5.50 or less and would commit not to do so in connection with the granting of the requested waivers.

In light of the timing for the currently outstanding tender offer at $5.50 per share, Seneca Capital asks that you provide the requested waivers immediately.

Sincerely yours,

Seneca Capital

cc: Joseph Frumkin, Esq, Sullivan & Cromwell, as counsel for the Dynegy Board